ATMI, INC.
7 Commerce Drive
Danbury, CT 06810
203-794-1100 (Phone)
203-797-2544 (Fax)
December 22, 2008
VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	ATMI, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008 File No. 1-16239
Dear Mr. Decker:
We are in receipt of your letter dated December 11, 2008, which contained comments regarding our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Qs for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. We note that this December 11, 2008 comment letter contained the Staff’s response to our correspondence dated November 14, 2008 in response to the Staff’s original comment letter dated October 31, 2008. Listed below are specific responses to each of your numbered comments.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
General
1.
Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Response: We have provided revised language, where applicable, in response to the Staff’s comments. Similar language will be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 32
2.
We read your response to comment eight from our letter dated October 31, 2008. You indicate in your proposed disclosure that gross profit margins from your microelectronics and lifesciences product lines were approximately 50% and 42%. Please expand your disclosure to discuss the business reasons for changes in gross profit and gross profit margin between periods. Please quantify each factor you cite as impacting your gross profit and gross profit margin.

Response: As requested, we will augment our disclosures by adding language similar to the following in the Gross Profit paragraph of our MD&A in future filings, as applicable:
“Gross Profit: Gross profit in our microelectronics product lines increased 10 percent to $172.8 million in 2007 from $157.0 million in 2006. Gross profit in our lifesciences product lines increased 37 percent to $8.8 million in 2007 from $6.4 million in 2006. The gross profit margins in our microelectronics product lines were approximately 50 percent in both 2007 and 2006, respectively. The gross profit margins in our lifesciences product lines decreased by approximately 200 basis points in 2007 to 42 percent from 44 percent in 2006. The decline in lifesciences gross profit margins was primarily due to raw materials price increases that could not be passed on to customers (125 basis points) and unfavorable product mix and manufacturing inefficiencies (75 basis points).”
Definitive Proxy Statement on Schedule 14A Filed on April 23, 2008
Compensation Discussion & Analysis, page 17
3.
We note your response to comment 16. However, please disclose for each named executive officer, where actual restricted stock award payments fall within peer group targeted parameters and explain why, to the extent applicable, actual restricted stock award payments were outside a targeted percentile range.

Response: In response to the Staff’s comment we will augment and clarify our future CD&A disclosure by adding language similar to the following:
“Actual performance restricted stock awards (RSAs) were established based on comparison to peer group data accumulated by our compensation consultant, Pearl Meyer & Partners. Performance RSAs were granted at a theoretical maximum amount based on a “stretch” metric equal to 200% of target performance. Achievement of target performance would result in cancellation of 50% of the initially awarded performance RSAs and the remaining 50% of awarded performance RSAs would be subject to additional time-based vesting requirements. The target performance grant level was established with reference to the peer group. The table below illustrates how the awards were determined:

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					RSAs That
					Would Vest
	Peer Comp	LTI Components		# of RSAs Awarded	@ Target
	50th pctle	50% RSAs	50% NQSOs	@ Stretch	Performance
	($000’s)	($000’s)	($000’s)	(200% of Target)*	(100%)

Neugold	$1,060	$530	$530	34,720	17,360
Sharkey	$400	$200	$200	13,102	6,551
Higinbotham	$400	$200	$200	13,102	6,551
Carlson	$250	$125	$125	8,189	4,094
McGowan	$150	$75	$75	4,913	2,457
Laing	$100	$50	$50	3,275	1,638

*	Based on ATMI stock price at December 29, 2006 ($30.53)
Using Mr. Neugold as an example, he was awarded 34,720 performance RSAs based on the potential of earning a theoretical maximum number of awards if stretch financial performance was achieved by the Company. At target performance, 17,360 performance RSAs, equivalent to $530,000 of potential long-term incentive compensation, would remain outstanding subject to time-based vesting and 17,360 performance RSAs would be cancelled. This amount represents one-half of the peer group amount at the 50th percentile, $1,060,000, since 50% of target long-term incentives are composed of performance RSAs, with the other half from non-qualified stock options (NQSOs). All named executive officers were treated the same way, with a target level equity component based on the 50th percentile of peer group comparables for their respective positions.”
Compensation Discussion & Analysis, page 18
4.
We note your response to comment 17. Please disclose the actual restricted stock award operating income objectives achieved for each named executive officer since they appear material and confirm that you will disclose material targets.

Response: As requested, we will provide additional CD&A disclosure similar to the following and confirm that we will disclose such applicable material targets in future filings:
“All named executive officers earned shares previously awarded based on ATMI’s financial performance against the LTI plan objectives. Performance RSAs were vested based on operating income actually achieved in relation to threshold, target and stretch performance goals. In 2007, the Company achieved $52.5 million in operating income, which was above the threshold level of $51.7 million but below target performance of $59.9 million and stretch performance of $68.2 million. The growth milestones were based on a comparison of peer group companies’ operating growth history over the preceding three years, as compiled by Pearl Meyer & Partners.”

5.
We note your reply to comment number 17; however, we did not see responsive analysis regarding how you determined the amount of actual restricted stock award payouts and how achievement of the agreed upon objectives resulted in specific payouts. Please refer to Item 402(b) of Regulation S-K.

Response: As requested, we will further augment our future CD&A disclosures to provide analysis regarding the determination of restricted stock award vesting substantially as follows:
“The percentage of the performance RSAs earned by the named executive officers, based on performance achieved, was as follows: Mr. Neugold: 4.7% (1,649 of 34,720); Messrs. Higinbotham and Sharkey: 4.7% (622 of 13,102); Mr. Carlson: 4.8% (389 of 8,189); Mr. McGowan: 4.8% (233 of 4,913); and Mr. Laing: 4.8% (156 of 3,275). The calculation of 4.8% (or 4.7% due to rounding) for each of the named executive officers was determined by mathematical calculation as follows: Stretch minus threshold operating income milestones equals the “target spread” ($68.175 million – $51.719 million = $16.456 million). Actual operating income minus threshold milestone equals target spread achieved ($52.502 million – $51.719 million = $0.783 million). Target spread achieved divided by target spread ($0.783 million/$16.456 million) = 4.75% of stretch target. Therefore, the performance RSAs actually earned were 4.75% of the awards granted and the remaining 95.25% of the performance RSAs were cancelled.”
This hereby confirms that: (i) ATMI is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) ATMI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-207-9325.
Sincerely,
/s/ Timothy C. Carlson

Timothy C. Carlson
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Ellen Harmon (ATMI, Inc.) Michael Grundei (Wiggin and Dana LLP) Sherry Haywood (Securities and Exchange Commission) Ernest Greene (Securities and Exchange Commission)

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